21001328

ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69736

SEC
Mail Processing
Section
MAR 15 2021
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeZero America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 34th Street, Suite 513B
(No. and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Meyers — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith & Brown, PC
(Name – *if individual, state last, first, middle name*)

506 Carnegie Center, Ste 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Haupt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeZero America, Inc., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Haupt

Signature

CEO

Title

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeZero America, Inc.

Report Pursuant to Rule 17a-5(d)
Statement of Financial Condition
and Notes to Financial Statement

For the Year Ended December 31, 2020

TradeZero America, Inc.

Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholders of TradeZero America, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TradeZero America, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2020.

March 12, 2021

TradeZero America, Inc.

Statement of Financial Condition
For the Year Ended December 31, 2020

ASSETS	
Cash	$ 1,978,545
Receivable from clearing brokers (includes deposit of $900,240)	2,570,148
Accounts receivable	312,991
Prepaid expenses and other assets	26,376
TOTAL ASSETS	$ 4,888,060
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 357,872
Commission payable	80,675
Due to related party	1,073,197
Accrued tax liabilities	1,099,032
TOTAL LIABILITIES	2,610,776
STOCKHOLDER'S EQUITY	
Common stock, $0.001 par value, 1,000 shares authorized, issued, and outstanding	1
Additional paid in capital	1,699,683
Retained earnings	577,600
TOTAL STOCKHOLDER'S EQUITY	2,277,284
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,888,060

The accompanying notes are an integral part of this financial statement

Notes to Financial Statement
For the Year Ended December 31, 2020

Note 1: ORGANIZATION AND NATURE OF BUSINESS

TradeZero America, Inc. (the "Company" formerly known as Divy Equities, Inc.) was incorporated in the State of Delaware on September 2, 2015 and was approved as a member of the Financial Industry Regulatory Authority ("FINRA") on September 7, 2016. The Company is registered with the Securities and Exchange Commission ("SEC").

The Company provides a zero-commission trading platform for retail customers to trade U.S. Securities including stocks and options. The Company derives its income primarily by offering fee based products and services on its technology platform and by receiving order flow rebates from securities exchanges and other brokers. The Company also has a desk on the American Stock Exchange ("AMEX") where its brokers execute large orders for institutional clients.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

The Company recognizes commissions from its broker services based on a trade-date basis. Normal expenses are recorded when the obligation is incurred.

Cash
The Company maintains cash balances in interest and non-interest-bearing accounts. All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2020, the Company did not have any cash balances in excess of FDIC and SIPC insured amounts.

ASC 606 Revenue Recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration of which the entity expects to be entitled in exchange for those goods or services. As part of this analysis over the revenue recognition of ASC Topic 606 the Company examined the five steps to revenue recognition as follows:

1) Identify the contract(s) with a customer: before entering into an arrangement with a customer, an executed, defined contract is completed
2) Identify the performance obligations in the contract: Clearly identified in each contract that the performance obligation is facilitating a promised good or service
3) Determine the transaction price: Terms are clearly defined in each contract for each performance obligation.
4) Allocate the transaction price to the performance obligations in the contract: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.
5) Recognize revenue when (or as) the entity satisfies a performance obligation: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

ASC 606 Revenue Recognition (Continued)
Significant Judgements - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

A contract asset is an entity's right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. A contract liability is an entity's obligation to transfer goods or services to a customer (1) when the customer prepays consideration or (2) when the customer's consideration is due for goods and services that the entity will yet provide, whichever happens earlier. At December 31, 2020 and January 1, 2020, the Company had no contract assets or liabilities.

The Company earns commissions from option trade executions on the floor of the American Stock Exchange. Securities transactions are recorded on a trade date basis with related commission income also recorded on a trade date basis, which is when performance obligations have been satisfied. The Company recognizes commissions at the end of each month when commissions are reconciled against a trade blotter and billed to clients

The Company earns rebates from securities exchanges and other executing brokers for routing trade flow through these channels and providing liquidity to the public markets. These payments for order flow are earned on a trade date basis, which is when the performance obligations have been satisfied. The Company receives invoices from exchanges and other brokers on a monthly basis which include a break down of rebates earned throughout the month. The Company records these amounts as income at the end of each month.

The Company earns fee income for providing locates on short stock trades as well as monthly subscription fees for using its trading platform. Stock locates are a product offered by the Company for the right to short a particular stock on a given day. Stock locate fees are earned at the point of sale, which is when the product, or right, is assigned to the customer and the performance obligation has been met. Platform fees are charged for the right of a customer to use the Company's platform for a monthly period. These fees are earned when a customer chooses the platform they wish to use and the customer has been given access to the platform, which is the point in which the performance obligation has been met.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

Income Taxes (continued)

When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Interest and penalties, if any, related to unrecognized tax benefits are recorded in the income tax provision. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statement. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $2,086,991, which was $1,912,939 in excess of its required net capital of $174,052. The Company's aggregate indebtedness to net capital ratio was 1.25 to 1. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

Note 4: CLEARING BROKER DEPOSITS

The Company maintains a securities clearing agreement with Apex Clearing and Vision Financial. Pursuant to these agreements, the Company is required to maintain a deposit account with the clearing firm in amounts determined to be based on the Company's transaction volume. As of December 31,2020, the Company maintained total deposits of $900,240, at clearing firms Apex Clearing and Vision Financial Market. The Company has discontinued its clearing with Electronic Transaction Clearing (ETC) as of October 2020.

Note 5: COMMISSIONS RECEIVABLE

As of December 31, 2020, the Company had an amount of $312,991 commissions receivable to report, of which an amount of $149,074 is considered an allowable receivable for the purposes of computing net capital, and $163,917 as a non-allowable receivable due to being aged greater than 30 days.

Note 6: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. On December 31, 2020, the Company has no deferred tax asset because there are no material differences between the GAAP and tax reporting. For the year ended December 31, 2020, the components of the Income Tax expense are as follows:

Federal Income taxes	$	673,585
NY State Tax expense		462,112
Total Income Tax Expense	$	1,135,697

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. There were no levels to measure at December 31, 2020.

Note 8: COMMITMENTS, CONTINGENCIES AND GUARANTEES

In November 2019 the Company and a current broker were named in a lawsuit in the Supreme Court of the State of New York to enforce a restrictive covenant in a signed agreement by the broker to his former employer. The case was moved by the Company and current broker to a FINRA Dispute Resolution and out of the State of New York Supreme Court. The lawsuit alleges monetary damages asserted against the Company and current broker. The Company has denied any wrongdoing and filed a counterclaim against the plaintiff. The matter is in the prediscovery stage and the Company is vigorously contesting the claim as it believes they are frivolous and without legal basis. Counsel believes it is unlikely the Company will experience an unfavorable outcome. Legal fees to date on this matter are the responsibility of the broker and not the Company.

Note 9: RELATED PARTY TRANSACTIONS

At December 31, 2020 the Company owed $1,073,197 to a related party for technology and general overhead that is allocated through an expense sharing agreement.

The activities of the Company include significant expense transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

Expenses covered by the related party include:

Technology Expenses	$	5,042,654
Compensation Expenses		1,657,191
Rent Expense		48,000
Other Expenses		7,734
Total	$	6,755,579

Note 10: LEASE OBLIGATIONS

The Company leases its facilities in Brooklyn, NY with a related party TradeZero USA Inc, on a month to month basis. The monthly lease payment is $4,000. Total rent expenses for the year ended December 31, 2020 was $48,000.

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

Management has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company as their lease is on a month to month basis and allocated through an expense sharing agreement.

Note 11: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On January 1, 2020, the Broker-Dealer adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

TradeZero America, Inc.

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2020

TradeZero America, Inc.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Management and Stockholders of TradeZero America, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by TradeZero America, Inc. ("Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

March 12, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TRADEZERO AMERICA, INC.
68 34TH STREET
SUITE 513B
BROOKLYN, NY 11232

CRD#: 282940/SEC#: 8-69736 DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher Meyers 212-668-8700

2. A. General Assessment (item 2e from page 2) $ 18,636

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,819)
7/29/2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 12,817

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,817

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 12,817

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TRADEZERO AMERICA, INC.
(Name of Corporation, Partnership or other organization)

Christopher Meyers Digitally signed by Christopher Meyers DN: cn=Christopher Meyers, o, ou, email=christophermeyers12@yahoo.com, c=US Date: 2021.01.27 18:06:21 -05'00'
(Authorized Signature)

Dated the 27th day of January, 20 21.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2020
and ending December 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,924,021
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,500,255
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $31	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	31
Total deductions	4,500,286
2d. SIPC Net Operating Revenues	$ 12,423,735
2e. General Assessment @ .0015	$ 18,636
	(to page 1, line 2.A.)